Exhibit 99.1

dLocal Announces Departure of Chief Operating Officer Sumita Pandit

MONTEVIDEO, Uruguay, October 27, 2022 -- dLocal (NASDAQ: DLO) today announced that Ms. Sumita Pandit will step down as dLocal's Chief Operating Officer to pursue other opportunities. Ms. Pandit will serve as a consultant for dLocal on an interim basis, ensuring a smooth transition and supporting the company as her responsibilities are effectively transitioned to other team members.

Mr. Sebastian Kanovich, CEO of dLocal, said, “I would like to thank Sumita for her leadership and dedicated service as we prepared dLocal for an IPO. She scaled the global account management team, strengthened key customer relationships, built an investor relations strategy and worked closely with our finance team through this period. We wish Sumita well in the next phase of her career and are grateful for her contributions.”

“I am immensely proud of our achievements since I joined dLocal early last year before the Company went public,” said Ms. Pandit. “It has been an honor to work with Sebastian Kanovich, Jacobo Singer, Diego Cabrera Canay, the dLocal leadership team and many other exceptionally talented individuals as they continue to grow and transform the company into a true leader in global payments infrastructure.”

About DLocal

DLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.